MADISON RIVER DISCOVERY CORP.

103 South Fifth Street

Mebane, North Carolina 27302

October 18, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Madison River Discovery Corp.—Application for Withdrawal of

Registration Statement on Form S-1 (File No. 333-121602)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Madison River Discovery Corp., formerly known as Madison River Communications Corp. (the “Company”), hereby applies for withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-121602), including all amendments and exhibits thereto (the “Registration Statement”), relating to the proposed offering by the Company of common stock.

The Company is requesting withdrawal of the Registration Statement because it has decided not to effect the public offering of common stock for which the Registration Statement was filed, and its parent company, Madison River Communications Corp., formerly known as Madison River Capital, LLC (the “Parent”), has decided to file a new registration statement on Form S-1, relating to the proposed offering by the Parent of common stock. The Company’s Registration Statement has not been declared effective by the Securities and Exchange Commission (the “Commission”), and no sales of the securities have been made pursuant to the Registration Statement.

Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. The Company also requests in accordance with Rule 457(p) under the Act that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use by the Company. Please fax a copy of the written order as soon as it is available to the Company, attention Matt L. Springer at (919) 563-4993, and to the attention of the Company’s counsel, Gary P. Cullen of Skadden, Arps, Slate, Meagher & Flom LLP, at (312) 407-0411. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions with respect to this matter, please call Mr. Cullen at (312) 407-0680 or Mr. Springer at (919) 563-8289. Thank you for your assistance in this matter.

Very truly yours, MADISON RIVER DISCOVERY CORP.

By:	/s/ Matt L. Springer
Matt L. Springer Title: Vice President — General Counsel and Assistant Secretary